T. Rowe Price Tax-Exempt Money Fund, Inc.

T. Rowe Price Investment Services, Inc., principal underwriter

100 East Pratt Street

Baltimore, Maryland 21202

June 22, 2021

VIA EDGAR

Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price Tax-Exempt Money Fund, Inc. (the “Registrant”)

  File No. 333-255880

Request for Acceleration

Dear Mr. Sutcliffe:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant, on behalf of the Acquiring Fund (as defined below), requests acceleration of the effective date of Pre-Effective Amendment No. 2 to its Registration Statement on Form N-14 (Accession No. 0000315748-21-000013) (the “Amendment”) so that the Amendment is declared effective on Tuesday, June 22, 2021, or as soon as practicable thereafter. The Amendment relates to the following reorganization:

Acquired Funds	Acquiring Fund
T. Rowe Price California Tax-Free Money Fund and T. Rowe Price New York Tax-Free Money Fund, series of T. Rowe Price State Tax-Free Funds, Inc.	T. Rowe Price Tax-Exempt Money Fund, series of T. Rowe Price Tax-Exempt Money Fund, Inc.

We request that we be notified of such effectiveness by an email to Sara Pak at sara.pak@troweprice.com of T. Rowe Price Associates, Inc.

Very truly yours,

T. Rowe Price Tax-Exempt Money Fund, Inc., on behalf of

T. Rowe Price Tax-Exempt Money Fund

T. Rowe Price State Tax-Free Funds, Inc., on behalf of

T. Rowe Price California Tax-Free Money Fund

T. Rowe Price New York Tax-Free Money Fund

By: /s/David Oestreicher

Name: David Oestreicher

Title: Director, Principal Executive Officer, and Executive Vice President

T. Rowe Price Investment Services, Inc., principal underwriter

By: /s/Fran Pollack-Matz

Name: Fran Pollack-Matz

Title: Vice President